Crown PropTech Acquisitions

667 Madison Avenue, 12th Floor

New York, NY 10065

February 4, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Mr. Tom Jones

Re:	Crown PropTech Acquisitions Registration Statement on Form S-1, as amended (File No. 333-252307)

Dear Mr. Tom Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on February 8, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Crown PropTech Acquisitions

By:	/s/ Richard Chera
Name: Richard Chera
Title: Chief Executive Officer

Via EDGAR

CC: Derek J. Dostal, Davis Polk & Wardwell LLP